Daniel H. Follansbee | 617 348 4474 | dhfollansbee@mintz.com	One Financial Center Boston, MA 02111 617-542-6000 617-542-2241 fax www.mintz.com

October 21, 2005

Via EDGAR Submission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Todd Sherman

Re:	QIAGEN N.V.
Form 20-F for Fiscal Year Ended December 31, 2004
File No: 000-28564

Ladies and Gentlemen:

On behalf of QIAGEN N.V. (the “Company”), we are hereby filing with the Securities and Exchange Commission (the “Commission”) this letter in response to comments contained in the letter dated October 3, 2005 from Jim B. Rosenberg of the Staff (the “Staff”) of the Commission to Roland Sackers, the Company’s principal accounting officer. The comments and responses set forth below are keyed to the numbering of the comments and the headings used in the Staff’s letter and are based upon information provided to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. by the Company.

On behalf of the Company, we advise you as follows:

Consolidated Financial Statements

Notes to Consolidated Financial Statements

4. Acquisition and Disposals, page F-6

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

BOSTON | WASHINGTON | RESTON | NEW YORK | STAMFORD | LOS ANGELES | LONDON

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Securities and Exchange Commission

October 21, 2005

1.	Comment: Please refer to your response to comment #2. Please provide us an explanation as to why you are unable to clearly distinguish the two businesses, either operationally or for financial reporting purposes.

Response: Prior to the Company’s disposition of a majority of its synthetic DNA business, its synthetic RNA and synthetic DNA businesses were combined in a single synthetic nucleic acid business unit. The operations of this business unit (DNA and RNA) were conducted by several of the Company’s subsidiaries. Prior to the disposition, the synthetic nucleic acid business used essentially all of the same operational resources (e.g., facilities, manufacturing equipment, logistics, research and development, sales and marketing, personnel, and administration) for both RNA and DNA products. The Company has not historically maintained separate accounting for the two businesses. As a result, the Company is not able to clearly distinguish between the historic synthetic RNA business, which was retained, and the historic synthetic DNA business, which was sold, either operationally or for financial reporting purposes.

6. Variable Interest Entities, page F-18

2.	Comment: Please refer to your response to comment #3. Please expand your explanation to us as to why Qiagen N.V. is not the primary beneficiary of the Qiagen Finance (Luxembourg) S.A., a self proscribed variable interest entity. Please provide management’s assessment as to who is the primary beneficiary and the specific reasons or provisions of the structure which supports this assessment. Additionally, please address in response your compliance with paragraphs 2 and 3 of Accounting Research Bulletin No. 51 Consolidated Financial Statements.

Response: In reaching a conclusion of compliance, the Company first needed to determine the basis upon which the consolidation evaluation should be made. That is, whether QIAGEN Finance (Luxembourg) S.A. (“QIAGEN Finance”), should appropriately be evaluated for consolidation based on its outstanding voting stock pursuant to Accounting Research Bulletin No. 51, Consolidation of All Majority-Owned Subsidiaries (“ARB 51”), or based on the party that absorbs the majority of its variability, which is described in FASB Interpretation No. 46(R), Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin (ARB) No. 51 (“FIN 46R”).

FIN 46R provides that an entity is a variable interest entity (“VIE”) if the holders of the equity investment at risk lack sufficient decision making ability to control the success of the entity. In the case of QIAGEN Finance, there is no equity investment at risk. While the Company made a cash equity investment in QIAGEN Finance, that cash was immediately loaned back to the Company. Paragraph 5(a)(4) of FIN 46R prohibits such an equity investment from being considered at risk. The holders of QIAGEN Finance’s convertible debt also do not have an equity investment at risk because the convertible debt is not classified as equity.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Securities and Exchange Commission

October 21, 2005

Because QIAGEN Finance is a VIE, under FIN 46R the Company is required to identify the variable interests and the primary beneficiary thereof (i.e., the party, if any, that absorbs a majority of the VIE’s variability). The Company has concluded that it holds no variable interests in QIAGEN Finance—not even its equity investment—because that investment has no risk. Instead, the variable interest holders of QIAGEN Finance are its convertible debt holders because they have loaned QIAGEN Finance cash that might not be repaid.

The Company does not have a variable interest in QIAGEN Finance because economically, it has no risk. The only risk to the Company is that its investment in QIAGEN Finance becomes impaired. But such an impairment can occur only if the Company does not repay the debt it owes to the VIE. Effectively, the Company’s only risk is that it does not pay itself, which makes its interest in QIAGEN Finance not a variable interest. It was this logic that led directly to the inclusion of the last sentence in paragraph B14 of FIN 46R.

The Company’s debt also is not a variable interest because it does not absorb any variability of QIAGEN Finance. Indeed, the debt (which is a receivable on the financial statements of QIAGEN Finance) is a creator of variability of QIAGEN Finance that is absorbed by its variable interest holders, the debt holders. In essence, the debt holders have loaned the Company money. The debt holders risk not being repaid, but the Company, as the receiver of the initial funds, may never pay the funds back. It is for these reasons that the debt issued by the Company is not a variable interest in QIAGEN Finance.

Further, neither the Company’s guarantee of the debt issued by QIAGEN Finance nor the warrant the Company issued to QIAGEN Finance are variable interests because neither instrument absorbs any of the variability of QIAGEN Finance. The Company’s only risk related to the guarantee is that it does not pay itself, which makes its guarantee not a variable interest. In issuing the warrant, the Company has not assumed any risk from QIAGEN Finance; therefore the warrant is not a variable interest.

The primary beneficiary, if there is one, of QIAGEN Finance likely would be the party that, together with its respective related parties, holds more than fifty percent of QIAGEN Finance’s outstanding debt. The Company is not the primary beneficiary because it is not a holder of a variable interest.

Since QIAGEN Finance is a VIE, the Company believes that the provisions for consolidation were appropriately evaluated under FIN 46R and that the consolidation evaluation is based on the party that absorbs the majority of the variability of the VIE as required under FIN 46R instead of paragraphs 2 and 3 of ARB 51.

The Company notes that it has accounted for QIAGEN Finance similar to financial institutions that have investments in trust preferred securities, a structure that was discussed extensively leading up to the issuance of FIN 46(R). The Company has reviewed the accounting

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Securities and Exchange Commission

October 21, 2005

for this transaction with Ernst & Young’s local Professional Practice Director and with David Kane of Ernst & Young’s National Office, who concur with this accounting.

9. Property, Plant and Equipment, page F-20

3.	Comment: We have reviewed your response to comment #5, please tell us how you have complied with paragraph 16 of SFAS 140, Accounting for Transfer and Servicing of Financial Assets and Extinguishments of Liabilities, as it does not appear that you have paid the creditor and been relieved of your obligation nor legally released from being the primary obligor under the liability.

Response: We believe that under the provisions of the loans convertible to grant that we have complied with paragraph 16 of Statement of Financial Accounting Standards No. 140 Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (“SFAS 140”) which states:

“16. A debtor shall derecognize a liability if and only if it has been extinguished. A liability has been extinguished if either of the following conditions is met:

a.	The debtor pays the creditor and is relieved of its obligation for the liability. Paying the creditor includes delivery of cash, other financial assets, goods, or services or reacquisition by the debtor of its outstanding debt securities whether the securities are canceled or held as so-called treasury bonds.

b.	The debtor is legally released from being the primary obligor under the liability, either judicially or by the creditor.”

Some agreements may have other components warranting accounting recognition under the financial components approach. The financial-components approach is designed to, among other things, reflect the economic consequences of contractual provisions underlying financial assets and liabilities. Paragraph 16a states that “paying the creditor includes delivery of cash, other financial assets, goods, or services…” As of December 31, 2004, we had been released from a portion of the liability as we added employee headcount, subject to certain conditional provisions. For the portion of the liability not relieved based on the level of employee headcount, the Company made a cash payment to the State of Maryland in July 2005, and will make a cash payment to the County in February 2006. While the release (via the adding of headcount prior to December 31, 2004 and subsequent cash payments) has extinguished the original liability, the Company is subject to certain conditional provisions. Under Statement of Financial Accounting Standards No. 5 (“SFAS 5”), recognition of any obligation which may result from the conditional provisions would take into consideration the likelihood that that the provisions would not be met. The Company believes that the accounting complies with SFAS 140, SFAS 5 and FASB Concept Statement No. 6, paragraph 35 which states “Liabilities are probable future sacrifices of economic benefits arising from present obligations of a particular

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Securities and Exchange Commission

October 21, 2005

entity to transfer assets or provide services to other entities in the future as a result of past transactions or events.”

We hope that the above responses will be acceptable to the Staff. If you have any questions or comments regarding the foregoing, kindly contact the undersigned at (617) 348-4474. Thank you for your time and attention.

Very truly yours,

/s/ Daniel H. Follansbee

Daniel H. Follansbee

cc:	Securities and Exchange Commission

Jim B. Rosenberg

QIAGEN N.V.

Peer M. Schatz, Chief Executive Officer

Roland Sackers, Chief Financial Officer

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Jonathan L. Kravetz, Esq.